Exhibit 1.02

Axcelis Technologies, Inc. Conflict Minerals Report

Products for which manufacturing was completed during

the year ended December 31, 2013

This conflict minerals report is filed as an exhibit to Form SD filed by Axcelis Technologies, Inc. (the “Company”).   As noted in the Form SD, five suppliers that responded to the Company’s reasonable country of origin inquiry survey (representing 1.5% of all responding suppliers) indicated that they knew or had reason to believe that a conflict mineral (other than gold) incorporated in one or more of the Company’s Products (as defined below) originated in the Democratic Republic of the Congo or an adjoining country, and did not come from recycled or scrap sources.

Due Diligence

Axcelis has exercised due diligence on the source and chain of custody of certain tin, tantalum and tungsten necessary to the functionality or production of the products described below that were manufactured, either by the Company under contract to the Company (the “Company’s Products”), as defined in Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”) during the period from January 1, 2013 to December 31, 2013.  The Company’s due diligence conformed to the Supplement on Tin, Tantalum and Tungsten to the Five-Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain included in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition.

The OECD defines due diligence as an on-going, proactive and reactive process through which companies can ensure that they respect human rights and do not contribute to conflict.  We have taken the following actions as part of our due diligence:

Sourcing Policy.   We adopted a conflict-free sourcing policy in 2012, and posted it on our internet supplier portal.  We have also communicated directly with suppliers regarding the content of the policy, which provides:

Axcelis expects its suppliers to only source materials from environmentally and socially responsible sources.  Specifically, Axcelis will not support any vendor or other entity in its supply chain that extracts or transports minerals (including Tin, Tantalum, Tungsten or Gold) and uses the resulting financial or other resources to fund or otherwise fuel conflict in the Democratic Republic of the Congo, or any other country. Axcelis takes seriously the allegations that some metals mined or transported by such companies may be making their way into the general industry supply chain and that profits from these businesses could potentially contribute to human rights violations.

Axcelis supports the development of independently verifiable supply chain transactions, when available and credible, to ensure materials are supplied from environmentally and socially responsible sources. Axcelis is committed to building on existing systems and practices to ensure that our suppliers comply with these expectations. Axcelis expects its vendors to comply with this policy.

Conflict Mineral Team.  Beginning in 2013, the Company formed a team comprised of representatives from our Supply Chain management, Environmental, Health and Safety management and our General Counsel to focus on conflict minerals.

Risk Identification and Assessment.  The Conflict Mineral team reviewed the Rule, the adopting release associated with the Rule and the Commission’s FAQ.   We educated ourselves regarding our industry groups’ efforts to address due diligence, including the Conflict Minerals  Reporting Template published by the Electronics Industry Citizenship Coalition (“EICC”) and the conflict-free sourcing initiative and Conflict-Free Smelter Program  established by the EICC and Global e-Sustainability Initiative. (1)  The Conflict Mineral team then developed a reasonable country of origin inquiry Survey, as described in our Form SD, which allowed us to identify vendors for whom there was a risk of sourcing from the Democratic Republic of Congo or an adjoining country.  We engaged in further communication with, and evaluation of, suppliers who were identified as risks through the Survey, including review of documents submitted to us, such as vendor sourcing policies, EICC Conflict Mineral Reporting Templates and other material.

Independent Private Sector Audit

The Company did not obtain an independent private sector audit of this Conflict Minerals Report as required by Item 1.01(c)(1)(ii) of Form SD promulgated under the Rule since this report falls within the temporary period specified in Instruction 2 to Item 1.01 of Form SD, in accordance with Item 1.01(c)(1)(iv) of Form SD.

Risk Mitigation Steps

During the reporting period for the calendar year ending December 31, 2014, we are continuing to engage in the activities described above in “Due Diligence.”  In addition, in our efforts to attain a conflict-free supply chain for our products, we intend to continue to contact our suppliers to encourage them and the smelters/refiners in our supply chain to participate in the conflict free certification program developed under the Conflict-Free Smelter Program of the EICC and the Global e-Sustainability Initiative.

(1)  The Company, as a smaller semiconductor equipment manufacturing company, is relying on the EICC and other electronics industry groups, as contemplated by the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition.  Specifically, the Company notes the following observation in Section C5 of the Supplement on Tin, Tantalum and Tungsten to the OECD’s Five-Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain:

“Companies which, due to their size or other factors, may find it difficult to identify actors upstream from their direct suppliers may engage and actively cooperate with industry members with whom they share suppliers or downstream companies with whom they have a business relationship to identify which smelters are in the supply chain.”

Description of Products

With respect to those of the Company’s Products on which the Company exercised due diligence, the following table provides a description of the Company’s Products, the facilities used to process the necessary conflict minerals in those products, if known, the country of origin of the necessary conflict minerals, if known and the efforts to determine the mine or location of origin of those products.

Description of Product Subject to Due Diligence	Facilities Used to Process the Conflict Minerals in the Product	Country of Origin of the Conflict Minerals	Efforts to Determine the Mine or Location of Origin
Tantalum components or parts for semiconductor processing ion implantation equipment sold by the Company purchased from one vendor, AVX Corporation

The vendor represented that all of the tantalum sourced by this vendor from the Democratic Republic of the Congo and adjoining countries was processed through the Solutions for Hope Project, founded by Motorola Solutions Inc. and AVX Corporation.  According to their website, the Solutions for Hope Project uses F&X Electro-Materials Limited and Global Advanced Metals as smelters, which are on the Conflict Free Smelter List published by the CFSI (conflict-free sourcing initiative), formed by the EICC and the Global e-Sustainability Initiative.

		Unknown	Receipt of completed EICC Conflict Mineral Reporting Template.

Tungsten, tin and tantalum components or parts for semiconductor processing ion implantation equipment sold by the Company purchased from four vendors	Unknown	Unknown

Extensive communication with the vendors, including, a commitment by the vendors to engage in further due diligence to identify the source of the conflict minerals. The Company will continue to work with these vendors to determine the mine or location of origin or to ensure a Conflict Free Smelter is utilized.